

Mail Stop 7010

December 18, 2008

via U.S. mail and facsimile

Allen J. Carlson, Chief Executive Officer
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243

> **RE:** **Sun Hydraulics Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Filed March 12, 2008**
> **Schedule 14A Filed on April 25, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 29, 2008,**
> **June 28, 2008 and September 27, 2008**
> **File No. 0-21835**

Dear Mr. Carlson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355. For other comments, please contact Sherry Haywood at (202) 551-3345, or in her absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief